Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

On February 14, 2013, the following communication was made available to Alliance Partners.

Dear                                                                                                       :

As you may have heard, today is a historic day for us as American has announced plans to combine with US Airways to create a premier global carrier.

Earlier today, my colleague, Kurt Stache, American’s Vice President – Strategic Alliances, sent the following letter to your colleague,                                                                      , sharing our exciting news. For our customers, there will be anticipation of an expanded global and international network, but at this time, we will remain separate companies. It is important for customers to know that their AAdvantage® miles are secure and existing miles will continue to be honored. Likewise, the elite program and its various facets such as lifetime status, upgrades, and bonus mileage, are intact. In addition, customers can continue to earn miles through existing AAdvantage participating companies and to redeem those miles for the same great awards – flights, upgrades, car rentals and hotels just to name a few.

I want to thank you for your support during this important time for American and I look forward to continuing to work with you to provide our customers with the benefits and choices they value most.

Sincerely,

Suzanne Rubin

President – AAdvantage Loyalty Program

Dear [NAME (Airline Business Partner Contact)]:

As a valued airline partner of American Airlines, we want you to be among the first to know the exciting and historic news that American Airlines and US Airways have announced plans to come together to create the new American Airlines.

Over the past few months, we conducted an objective and thorough review of scenarios for the future of American and determined that this combination delivers the most value for our stakeholders and the best outcome for our customers and people. As a combined carrier – the new American – we will have an expanded network to even better match where customers want to fly and a greater ability to invest in our fleet, modern technologies, and the products and services our customers value most.

As we have been working to build the new American, we’ve been telling you about our progress – including transforming our fleet with the largest aircraft order in history, modernizing the travel experience, improving our revenue performance and refreshing our iconic brand, to name just a few of our important initiatives. We expect that this combination will enable us to further bolster our offerings for customers and allow us to provide the most connected, comfortable travel experience in the industry.

More Access to More Destinations Worldwide

American and US Airways combine two complementary networks, creating easier access to the best destinations throughout the U.S. and around the globe. The new American will provide increased choices and better options for customers. Maintaining all the hubs currently served by both airlines, we will offer more than 6,700 daily flights to 336 destinations in 56 countries.

With continued membership in the oneworld® Alliance, the new American’s customers will have access to an even greater range of destinations, airline choices, and mileage earning and redemption opportunities. This combined network will provide even more benefits for our customers as we continue to foster and cultivate our existing relationship with partner airlines.

At this time, American Airlines and US Airways remain separate companies, and you can continue to count on American for excellent service and safe, reliable travel. For now, each airline will maintain its current loyalty programs – our AAdvantage® program and US Airways’ Dividend Miles. I want to assure you that our customers’ AAdvantage miles are secure, existing miles will continue to be honored, and our customers will continue to earn and redeem miles for travel awards with our eligible airline partners.

We expect the merger process to close, subject to customary approvals and closing conditions, in the third quarter of 2013 and will keep you updated on our progress. I invite you and your teams to visit www.aa.com/arriving to learn more about the arrival of the new American.

I would like to thank you for your support during this important time for American and I look forward to continuing to work with you to provide our customers with the benefits and choices they value most.

Best,

Kurt Stache

Vice President – Strategic Alliances

American Airlines

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.